UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________________
Form 11-K
__________________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

Â	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 001-15885
_________________________________
MATERION CORPORATION
RETIREMENT SAVINGS PLAN
(Full Title of the Plan)

MATERION CORPORATION
6070 Parkland Blvd.
Mayfield Heights, OH 44124

(Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office.)

Materion Corporation Retirement Savings Plan

Required Information

Page No.
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits - December 31, 2014 and 2013	2
Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2014	3
Notes to Financial Statements	4
Schedule to be filed under ERISA
a. Schedule H, Line 4i, Schedule of Assets (Held at End of Year)	10
Signature	11
Exhibits
23.1 Consent of Independent Registered Public Accounting Firm	12

Report of Independent Registered Public Accounting Firm
To the Compensation Committee and Governance and Organization Committee of Materion Corporation and the Materion Corporation Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of Materion Corporation Retirement Savings Plan as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Materion Corporation Retirement Savings Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of Materion Corporation Retirement Savings Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

June 26, 2015

Materion Corporation Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2014	2013
Assets
Investments	$239,242,245	$234,318,951
Receivables:
Employer contributions	1,277,520	1,057,750
Participant contributions	360,341	302,034
Notes receivable from participants	5,399,683	5,360,875
Total receivables	7,037,544	6,720,659
Pending sales	127,055	206,569
Total Assets	246,406,844	241,246,179
Net assets available for benefits	$246,406,844	$241,246,179

See accompanying notes to financial statements.

Materion Corporation Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2014

Additions
Net investment income:
Net appreciation in fair value of investments	$5,924,223
Interest and dividends	11,102,966
17,027,189
Interest income on notes receivable from participants	35,648
Contributions:
Participants	10,407,133
Employer	3,048,417
Catch-up	432,636
Rollover	1,240,069
15,128,255
Total additions	32,191,092
Deductions
Benefit payments	27,017,359
Administration fee	13,068
Total deductions	27,030,427
Net increase	5,160,665
Net assets available for benefits:
Beginning of year	241,246,179
End of year	$246,406,844

See accompanying notes to financial statements.

Materion Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013
and Year Ended December 31, 2014

Note A - Description of the Plan
The following description of the Materion Corporation Retirement Savings Plan (the “Plan”) provides only general information. Materion Corporation (the “Company”) is the plan sponsor. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions, copies of which may be attained from the plan sponsor.
General
The Plan is a defined contribution plan that covers certain eligible employees of the Company and participating employers who have adopted the Plan. (Company references include participating employers where appropriate.) The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The Administrative Committee (the “Committee”) is responsible for the general administration of the Plan. Fidelity Management Trust Company is the trustee and recordkeeper for the Plan.
Eligible participants are automatically enrolled in the Plan once they have attained 18 years of age unless they affirmatively decline to participate.
Contributions
The Plan provides for basic contributions by employees of up to 6% of their earnings through pre-tax (salary reduction), Roth or after-tax contributions. Currently, basic contributions are matched by the Company at the rate of 25% of such contributions for all participants. The rate at which such basic contributions are matched by the Company may be decreased or increased (up to a 100% rate) by action of the Company's Board of Directors.
An employee who makes basic contributions of 6% of earnings may also make supplemental contributions of up to 44% of earnings which are not matched by Company contributions and which may be made in any combination of pre-tax and/or after-tax contributions.
An employee's contributions made to the Plan on a combined pre-tax and Roth basis may not exceed certain IRS maximum amounts. The maximum amount is $17,500 in 2014. If an employee will be 50 or older by the end of the plan year, and is making the maximum elective contribution for the year, he/she may make additional pre-tax “catch-up” contributions of up to 75% of earnings. In 2014, the maximum amount for a catch-up contribution is $5,500. Employees can also designate such contributions as being made on a Roth 401(k) basis under the Plan.
Currently, participants can direct, in increments of 1%, their basic, supplemental, rollover, catch-up, Company matching, and transfer contributions (as described in the Plan) to be invested in any of the fund options offered by the Plan. ("Rollover" refers to an amount that an employee rolled into our plan from a prior employer's 401(k) plan.) Participants can also transfer amounts between fund options on each investment change date.
The Plan has an annual retirement contribution feature. This annual retirement contribution is made for all U.S. employees who are employed on the last day of each plan year, beginning December 31, 2012, and who are not covered under the Company's defined benefit plan, which was closed to new entrants as of May 26, 2012. The annual retirement contribution is calculated as a percentage of the employee's eligible compensation each year for all pay periods beginning on and after May 26, 2012 and is based on the following table:

Age Plus Points Service	Contribution Percentage
Under 35	1.5%
35.00-49.99	2.5%
50.00-64.99	3.5%
65.00 and over	4.5%
The age and service are calculated as of the last day of each plan year.

Materion Corporation Retirement Savings Plan
Notes to Financial Statements - Continued
Vesting
All employee and Company matching contributions are fully vested at all times. All employees hired prior to May 26, 2012 who are eligible to receive the annual retirement contribution are fully vested in this contribution at all times. All employees hired on and after May 26, 2012 will be fully vested in the annual retirement contribution after 3 years of continuous service with the Company. Forfeited amounts were less than $100,000 in 2014 and 2013.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and the Company’s matching contributions and allocations of plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on the participant’s account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Participant Loans
A participant may borrow funds from his/her account, provided such loan is secured by 50% of the value of the participant's account, immediately prior to the loan and evidenced by a promissory note executed by the participant; however, a loan may not be drawn from the participant's annual retirement contributions.
Participants may borrow from their accounts with a minimum loan amount of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a principal residence. The $50,000 limit is reduced by the participant’s highest outstanding loan balance during the preceding 12-month period. A participant may not have more than one loan outstanding at any point in time. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates at the date of issuance as determined monthly by the plan administrator. Principal and interest is paid ratably through bi-weekly, or weekly (as applicable) payroll deductions over not more than five years, except for loans to purchase a principal residence. If a participant terminates employment with the Company, they may continue to make loan payments through a pre‑authorized check agreement. If the loan is not repaid, it will automatically be treated as a distribution to the participant after one full calendar quarter of nonpayment.
Payment of Benefits
At retirement, death or other termination, a participant (or his death beneficiary) is eligible to receive a distribution of all employee and Company matching and vested annual retirement contributions credited to the employee's account plus or minus any net gain or loss thereon. Prior to termination of employment, distribution of certain amounts is permitted, not including, however, annual retirement contributions.
The value of distributions and withdrawals is based on the value of a participant's vested account on the valuation date immediately preceding the date of distribution or withdrawal and is deducted from the participant's account as of such valuation date. Benefits are recorded when paid.
Distribution to a participant or a person designated by the participant as his death beneficiary is made under one or more (as applicable) of the following methods as elected by the participant (or in certain cases the death beneficiary):

i.	Lump sum payment in cash;

ii.
Lump sum payment in cash, except that a participant's interest in the Company Stock Fund and the PAYSOP contributions account will be paid in full shares of Common Stock of the Company, with any fractional shares being paid in cash; and

iii.	Periodic distributions, not more frequently than monthly, of at least $200.
The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping, legal and trustee fees. Expenses relating to purchases, sales, or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Company. Expenses that are paid by the Company are excluded from these financial statements.
Company Stock Fund
The Plan invests in common stock of the Company through its Company Stock Fund. The Company has implemented a dividend pass-through election for its participants.

Materion Corporation Retirement Savings Plan
Notes to Financial Statements - Continued
Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and has the right to instruct the trustee how to vote their shares. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated. Participants have the same voting rights in the event of a tender or exchange offer.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

Note B - Summary of Accounting Policies
Basis of Accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Investment Valuation
Investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note G for further discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded on the accrual basis.
The Materion Corporation Retirement Plan Investment Committee is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan’s investments. The Materion Corporation Retirement Plan Investment Committee is comprised of three senior executive members of Materion and reports to the Audit Committee of the Company.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.
New Accounting Pronouncement
In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2015-07, “Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent),” (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by FASB Accounting Standards Codification 820, “Fair Value Measurement.” Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented. Early application is permitted. Plan management is currently evaluating ASU 2015-07.

Materion Corporation Retirement Savings Plan
Notes to Financial Statements - Continued
Note C — Investments
During 2014, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments
Materion Common Stock	$2,550,112
Equity Securities	3,374,111
$5,924,223

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

	December 31
	2014	2013
Materion Corporation Common Stock	$17,281,504	$16,826,664
DFA U.S. Large Cap Value Fund*	13,982,861	12,798,654
Fidelity Blue Chip Growth Fund	33,533,174	30,549,035
Fidelity Diversified International Fund	*	15,301,363
Fidelity Freedom K 2020 Fund	14,178,089	13,212,142
Fidelity Money Market Trust: Retirement Money Market Portfolio	19,762,402	20,065,252
Fidelity Spartan 500 Index Institutional Fund	21,892,332	20,527,940
PIMCO Total Return Fund Institutional Class	19,418,501	21,357,848
Fidelity Diversified International Fund K	12,516,209	*
*This value was less than 5% of the Plan's net assets in the respective year. It is being shown for comparative purposes only.

Note D - Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (the “IRS”) dated March 10, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

Note E - Transactions with Parties-in-Interest
All legal and accounting expenses of the Plan are paid by the Company. All administrative fees are paid as noted in Note A or pursuant to the trust by the Plan. Other than as described above, the Plan did not have any agreements or transactions with parties-in-interest.

Materion Corporation Retirement Savings Plan
Notes to Financial Statements - Continued
The Plan holds units of common/collective trust funds managed by Fidelity Management Trust Company, the trustee and recordkeeper for the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. During 2014, the Plan received $5,084 in common stock dividends from the Company.
During 2014, the Plan had the following transactions related to shares of Materion Corporation Common Stock:

Purchases	$5,358,353
Sales	7,622,431
Note F - Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Note G - Fair Value Measurements
The fair value framework establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below.
Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in markets that are not active

•	Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3 - Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.
The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2014.
Materion Common Stock: The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds: These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.
Money Market Funds: Valued at the NAV of shares held by the plan at year end, which approximates fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with

Materion Corporation Retirement Savings Plan
Notes to Financial Statements - Continued
other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014 and 2013:
Assets at Fair Value as of December 31, 2014

	Level 1	Level 2	Level 3	Total
Materion Common Stock	$17,281,504	$—	$—	$17,281,504
Mutual Funds
U.S. (a)	184,175,090	—	—	184,175,090
International (b)	18,021,887	—	—	18,021,887
Money Market Funds (c)	19,763,764	—	—	19,763,764
Total investments	$239,242,245	$—	$—	$239,242,245

Assets at Fair Value as of December 31, 2013

	Level 1	Level 2	Level 3	Total
Materion Common Stock	$16,826,664	$—	$—	$16,826,664
Mutual Funds
U.S. (a)	176,624,403	—	—	176,624,403
International (b)	19,328,693	—	—	19,328,693
Money Market Funds (c)	21,539,191	—	—	21,539,191
Total investments	$234,318,951	$—	$—	$234,318,951

a.	Mutual funds that invest in various sectors of the U.S. market.

b.	Mutual funds that invest in non-U.S. companies primarily in developed countries that are generally considered to be value stocks.

c.	Money market funds that invest in U.S. dollar denominated securities with an income objective that seeks to preserve the value of the investment at $1.00 per share.
Certain of the Plan’s investments at fair value have been estimated using the NAV per share of the investment. Plan participants had the ability to redeem those investments with the investee at NAV per share at December 31, 2014 and 2013. There were no unfunded commitments, normal course of business redemption restrictions, or other redemption restrictions on those investments at December 31, 2014 or 2013.

Materion Corporation Retirement Savings Plan
EIN: 34-1919973 Plan Number—003
Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
December 31, 2014

	Description of Investment	Current Value
Materion Corporation Common Stock*	490,533.739 shares	$17,281,504
Mutual Funds:
DFA U.S. Large Cap Value Fund	411,381.613 shares	13,982,861
DFA Emerging Markets Value I Fund	50,119.666 shares	1,290,581
Dodge & Cox International Stock Fund	69,679.158 shares	2,934,189
Fidelity Blue Chip Growth Fund*	489,678.361 shares	33,533,174
Fidelity Diversified International Fund K*	363,949.073 shares	12,516,209
Fidelity Freedom K 2005 Fund*	9,602.276 shares	124,542
Fidelity Freedom K 2010 Fund*	131,244.218 shares	1,732,424
Fidelity Freedom K 2015 Fund*	390,141.544 shares	5,305,925
Fidelity Freedom K 2020 Fund*	995,652.323 shares	14,178,089
Fidelity Freedom K 2025 Fund*	594,097.656 shares	8,828,291
Fidelity Freedom K 2030 Fund*	675,288.452 shares	10,244,126
Fidelity Freedom K 2035 Fund*	424,877.543 shares	6,632,338
Fidelity Freedom K 2040 Fund*	304,014.310 shares	4,757,824
Fidelity Freedom K 2045 Fund*	170,290.799 shares	2,734,870
Fidelity Freedom K 2050 Fund*	117,245.351 shares	1,895,857
Fidelity Freedom K 2055 Fund*	46,708.712 shares	555,834
Fidelity Freedom K Income Fund*	142,896.958 shares	1,691,900
Fidelity Spartan 500 Index Institutional Fund*	300,471.207 shares	21,892,332
Harbor Small Cap Value Institutional Class	120,739.554 shares	3,223,746
Morgan Stanley Institutional Fund, Inc.
Small Company Growth Portfolio	250,596.330 shares	4,137,345
PIMCO Total Return Fund Institutional Class	1,821,622.962 shares	19,418,501
Temple Global Bond R6 Fund	103,215.816 shares	1,280,908
Third Avenue Real Estate Value Fund	142,822.597 shares	4,494,627
Vanguard Balanced Index Fund Institutional	389,449.680 shares	11,558,867
Vanguard Inflation-Protected Securities Fund Institutional	234,783.498 shares	2,474,618
Vanguard Mid-Cap Index Fund Institutional	318,940.482 shares	10,776,999
		202,196,977
Money Market Funds:
Fidelity Cash Reserves Fund*	1,361.820 shares	1,362
Fidelity Money Market Trust: Retirement Money
Market Portfolio*	19,762,401.870 shares	19,762,402
		19,763,764
Participant loans*	Interest rates ranging from 0.25% to 7.51% with maturity dates through 2029	5,399,683
		$244,641,928
* Party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MATERION CORPORATION
RETIREMENT SAVINGS PLAN

Date: June 26, 2015	By:	/s/ Michael C. Hasychak
Michael C. Hasychak
Vice President, Treasurer and Secretary
Materion Corporation